

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via E-mail
Mr. Nigel Travis
 Chief Executive Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, Massachusetts 02021

> **Re: Dunkin' Brands Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-35258**

Dear Mr. Travis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 38

1.   Selected financial data presented in tabular form should read consistently from left to right in the same chronological order as your financial statements. Similarly, numerical data included in narrative sections should be consistently ordered. See SAB Topic 11.E.

Item 8. Financial Statements and Supplementary Data, page 66

Note (6) Investments in joint ventures, page 82

2.   We note your disclosure that during the fourth quarter of 2011 you engaged an independent third-party valuation specialist to determine the fair value of your investment

in BR Korea, and that based on the fair value determined by the independent third-party valuation specialist, the carrying value of the investment in BR Korea exceeded its fair value. As it appears you have relied on the results of the third-party valuation, the third party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a registration statement. See Rule 436 of Regulation C and Item 610(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations ("C&DIs") on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which appears applicable since your Form 10-K was incorporated by reference into your Registration Statement No. 333-176246 on Form S-8. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm. Please amend your December 31, 2011 Annual Report on Form 10-K or advise as to why you believe your disclosure complies with the requirements. In addition, we note your recently-filed Registration Statement No. 333-180190 on Form S-1 contains the same financial statements as included in your Form 10-K, and this Form S-1 filing should be amended accordingly to comply with Question 141.02 of the C&DIs.

Form 10-K for the Fiscal Year Ended December 31, 2011, As Amended

3.   Refer to Exhibit 99.2 of your amended Form 10-K filed on March 16, 2012. Please explain to us why you have not provided audited financial statements of BR Japan for the fiscal year ended December 31, 2011. In this regard, we note that your Exhibit Index indicates on page 5 that your filing includes the audited financial statements of BR Japan for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009. Your response should address the significance requirements of Rule 3-09(b) of Regulation S-X, and also provide us with your underlying computations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief